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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34781

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2012 (MM/DD/YY) AND ENDING March 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ridgewood Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Philips Parkway
(No. and street)

Montvale	NJ	07645
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey H. Strasberg 201-447-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

100 Kimball Drive	Parsippany	NJ	07054
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AFFIRMATION

I, Robert E. Swanson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Ridgewood Securities Corporation (the "Company"), as of and for the year ended March 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



5/29/13

Signature Date

Robert E. Swanson
President and Chief Executive Officer

Subscribed and sworn to before me
on this 29th day of May, 2013



Notary Public

JEANNE THOMPSON
A Notary Public of New Jersey
My Commission Expires May 3, 2017

RIDGEWOOD SECURITIES CORPORATION

TABLE OF CONTENTS

This report contains (check all applicable boxes):



Deloitte & Touche LLP
100 Kimball Drive
Parsippany, NJ 07054-0319
USA

Tel: 973-602-6000
Fax: 973-602-5050
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of Ridgewood Securities Corporation
Montvale, NJ

We have audited the accompanying financial statements of Ridgewood Securities Corporation (the "Company"), which comprise the statement of financial condition as of March 31, 2013, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridgewood Securities Corporation as of March 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules (g), (h), and (i) listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

May 29, 2013

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2013

ASSETS

ASSETS:	
Cash and cash equivalents	$367,186
Certificate of deposit	51,565
Prepaid and other assets	60,399
TOTAL ASSETS	$479,150

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 88,350
Due to affiliates	86,524
Total liabilities	174,874
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	9,000
Retained earnings	294,276
Total stockholder's equity	304,276
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$479,150

See notes to financial statements.

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2013

REVENUES:	
Selling commissions	$ 134,600
Placement fees	784,969
Affiliate reimbursement of expenses	5,372,164
Interest and other income	5,409
Total revenue	6,297,142
EXPENSES:	
Compensation and benefits	4,697,526
Selling expenses	678,548
Professional fees	445,924
Regulatory fees	83,572
Total expenses	5,905,570
INCOME BEFORE INCOME TAXES	391,572
INCOME TAX EXPENSE	4,250
NET INCOME	$ 387,322

See notes to financial statements.

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 387,322
Changes in operating assets and liabilities:	
Increase in certificate of deposit	(1,565)
Decrease in due from affiliates	2,500
Increase in prepaid and other assets	(8,569)
Increase in accounts payable and accrued expenses	7,384
Increase in due to affiliates	38,039
Net cash used in operating activities	425,111
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions	(500,000)
DECREASE IN CASH AND CASH EQUIVALENTS	(74,889)
CASH AND CASH EQUIVALENTS — Beginning of year	442,075
CASH AND CASH EQUIVALENTS — End of year	$ 367,186
SUPPLEMENTAL DISCLOSURE — Cash paid for income taxes	$ 7,350

See notes to financial statements.

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2013

	Common Stock Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — March 31, 2012	1,000	$ 1,000	$ 9,000	$ 406,954	$ 416,954
Net income	-	-	-	387,322	387,322
Distributions	-	-	-	(500,000)	(500,000)
BALANCE — March 31, 2013	1,000	$ 1,000	$ 9,000	$ 294,276	$ 304,276

See notes to financial statements.

RIDGEWOOD SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED MARCH 31, 2013

1. BACKGROUND

Ridgewood Securities Corporation (the "Company") was incorporated in September 1983, under the laws of the State of Delaware. The Company acts as a broker-dealer in connection with the private placement of related party limited liability company shares for which Ridgewood Capital Management LLC, Ridgewood Renewable Power LLC, and Ridgewood Energy Corporation (companies affiliated through common ownership) act as managers.

The Company does not have custody of customer securities, does not maintain customer accounts, and does not have the use of, or custody of, customer funds.

Subsequent events have been evaluated through May 29, 2013, which is the date these financial statements were available to be issued.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The financial statements are presented using accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information. Actual results could differ materially from those estimates.

Revenue Recognition — The Company recognizes revenue from services rendered, which include placement fees and selling commissions, in connection with broker-dealer activities. Placement fees and initial selling commissions, after meeting the minimum offering amount of the trust, are recognized when the subscription process is complete. Reimbursable selling expenses are paid by affiliates and are billed at cost with the associated revenue recorded as *Affiliate reimbursement of expenses* as incurred.

Interest and other income is recorded when earned.

Fair Value of Financial Instruments — As of March 31, 2013, the carrying value of assets and liabilities approximates their fair value due to their short-term nature.

Income Taxes — The Company files an S Corporation tax return. No provision is made for federal income taxes in the financial statements as the income and losses of the Company are passed through and included in the income tax return of the stockholder. However, the Company is subject to state income taxes. A tax benefit from an uncertain tax position is to be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions must meet a more-likely-than-not recognition threshold to be recognized. There are no significant uncertain tax positions requiring recognition in the Company's financial statements.

Statement of Financial Condition Captions — The following are a summary of specific account captions. Refer to the related footnotes for additional information.

Cash and Cash Equivalents — The Company considers all highly liquid investments with maturities, when purchased, of three months or less as cash and cash equivalents. At March 31, 2013, cash and cash equivalents exceeded federal insured limits by $235,934. This excess was invested in money market accounts.

Certificate of Deposit – Represents a bank certificate of deposit with a maturity of longer than three months at the date of purchase. Accrued interest is recorded as part of prepaid and other assets. At March 31, 2013, the certificate of deposit approximates fair value.

Prepaid and Other Assets — Prepaid and other assets consist primarily of prepaid fees to the Financial Industry Regulatory Authority, Inc., prepaid income taxes and prepaid insurance.

Accounts Payable and Accrued Expenses — Accounts payable and accrued expenses consists primarily of accounting fees, legal fees, and administrative expenses.

3. RELATED-PARTY TRANSACTIONS

All revenue other than interest income is earned from companies whose managers/officers are affiliates of the Company.

Affiliated companies provide certain office space and other services to the Company. For the year ended March 31, 2013, the Company paid $362,000 in professional fees, which is included in *Professional fees* on the Statement of Operations and $40,000 in rent expense to affiliated companies, which is included in *Selling expenses* on the Statement of Operations.

The Company was reimbursed $70,000 for shared employee expense, which is reflected as a reduction in *Compensation and benefits* on the Statement of Operations.

4. RETIREMENT PLAN

Employees may participate in a voluntary defined contribution retirement plan. Employee contributions are matched fifty cents on the dollar up to three percent of salary. Voluntary and employer contributions are fully vested at the time of contribution. For the year ended March 31, 2013, employer contributions were $66,337, which is included in *Compensation and benefits* on the Statement of Operations.

5. INCOME TAXES

For the year ended March 31, 2013, the Statement of Operations reflects income tax expense of $4,250. The income tax expense reflects the current state expense to various states. The Company had $4,500 of prepaid state income taxes and no deferred taxes at March 31, 2013.

The Company is no longer subject to U.S. or state income tax examinations by tax authorities for years before 2010.

6. COMMITMENTS

The Company leases office facilities under non-cancelable leases. Non-affiliated rent expense for the year ended March 31, 2013 is included in *Selling expenses* and totaled $160,781. This rent amount is

fully reimbursed by its affiliates with the reimbursement being recorded as *Affiliate reimbursement of expenses*. As of March 31, 2013, future minimum payments required under the lease total $198,847, with such payments due in accordance with the following schedule:

April 1, 2013 to March 31, 2014	140,457
April 1, 2014 to August 31, 2014	58,390

7. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The rule prohibits a broker-dealer from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as these terms are defined by the rule, subject to minimum net capital requirements. As of March 31, 2013, the Company had net capital of $241,532, which was $229,874 in excess of its required net capital of $11,658. The Company's net capital ratio was 0.724 to 1 as of March 31, 2013.

* * * * * *

RIDGEWOOD SECURITIES CORPORATION

SCHEDULE G

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF MARCH 31, 2013

NET CAPITAL:	
Stockholder's equity	$ 304,276
Nonallowable assets:	
Prepaid and other assets	60,399
Penalty on hypothetical early withdrawal of certificate of deposit	1,572
Total non-allowable assets	61,971
Haircut on securities	773
NET CAPITAL	$ 241,532
AGGREGATE INDEBTEDNESS:	
Liabilities	$ 174,874
MINIMUM NET CAPITAL REQUIREMENT:	
(6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 11,658
EXCESS NET CAPITAL	$ 229,874
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.724

There are no material differences between the above computation and that filed with the Company's unaudited FOCUS report (Form X-17A-5) filed on April 22, 2013. Therefore, no reconciliation is deemed necessary.

RIDGEWOOD SECURITIES CORPORATION

SCHEDULE H AND I

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF MARCH 31, 2013

Exemption under Section (k)(2)(i) is claimed:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) of Rule 15c3-3.



Deloitte & Touche LLP
100 Kimball Drive
Parsippany, NJ 07054-0319
USA

Tel: 973-602-6000
Fax: 973-602-5050
www.deloitte.com

May 29, 2013

To the Stockholder of Ridgewood Securities Corporation
14 Philips Parkway
Montvale, NJ 07645

In planning and performing our audit of the financial statements of Ridgewood Securities Corporation (the "Company") as of and for the year ended March 31, 2013 (on which we issued our report dated May 29, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP